OPTIMUM SOURCE INTERNATIONAL, LTD.	No.12, Yingtai Road Dalang Street, Longhua District Shenzhen

Form RW

August 19, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Shengshi International Holding Group, Inc. (formerly Optimum Source International, Inc.)
Request to Withdraw the Registration Statement on Form 10 SEC File No. 000-23825

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Optimum Source International, Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10 (Registration No. 000-23825), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because the Company filed a Form 15 on January 29, 2008 to notify the Commission of the suspension of its duty to file reports pursuant to section 15(d) of the Exchange Act. However, the Company was not current in its reporting at the time that such notice was filed. Therefore, the Company believes it should not file the Registration Statement unless, or until, the prior delinquency is remedied.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Matthew McMurdo, of McMurdo Law Group, LLC at (917) 318-2865.

Thank you for your assistance in this matter.

Sincerely,

Shengshi International Holding Group, Inc. (formerly Optimum Source International, Inc.)

/s/ Xukai Jin

By: Xukai Jin

Title: CEO